PROGEN
                                                              INDUSTRIES LIMITED

                                                              ABN 82 010 975 612

                                                     P.O.  Box 28 Richlands D.C.
                                                       Queensland 4077 Australia
                                                      Telephone: +61 7 3273 9100
                                                     Facsimile:  +61 7 3375 9318


18 November 2005



Company Announcement Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000.

Dear Sir,

RE: ANNUAL GENERAL MEETING.

As required by Listing Rule 3.13.2 we advise the outcome of the resolutions put to the shareholders at the Company's Annual General Meeting held at the Endeavour Room, Level 6, Christie Corporate Centre, 320 Adelaide Street, Brisbane, Queensland at 10.30am on 18 November 2005:-

     1. the ordinary resolution in relation to the adoption of the Company's remuneration report was PASSED on a show of hands.

     Proxy votes received in relation to this resolution were as follows:

          -----------------------------------------------------
                                             No. of Proxy Votes
          -----------------------------------------------------
          For                                        11,703,969
          -----------------------------------------------------
          Against                                        50,515
          -----------------------------------------------------
          Abstain                                     1,647,019
          -----------------------------------------------------
          Proxy holders discretion                    4,637,748
          -----------------------------------------------------

     2. the ordinary resolution re-electing Dr. Malvin Eutick as a director was PASSED on a show of hands.

     Proxy votes received in relation to this resolution were as follows:

          -----------------------------------------------------
                                             No. of Proxy Votes
          -----------------------------------------------------
          For                                        13,386,282
          -----------------------------------------------------
          Against                                        11,410
          -----------------------------------------------------
          Abstain                                         5,612
          -----------------------------------------------------
          Proxy holders discretion                    4,635,947
          -----------------------------------------------------

     3. the ordinary resolution re-electing Professor John Zalcberg as a director was PASSED on a show of hands.

     Proxy votes received in relation to this resolution were as follows:

          -----------------------------------------------------
                                             No. of Proxy Votes
          -----------------------------------------------------
          For                                        13,384,574
          -----------------------------------------------------
          Against                                        13,318
          -----------------------------------------------------
          Abstain                                         5,412
          -----------------------------------------------------
          Proxy holders discretion                    4,635,947
          -----------------------------------------------------



Yours faithfully
Progen Industries Limited


/s/ Linton Burns


Linton Burns
Company Secretary.


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